November 26, 2024

How Meng Hock
Chief Executive Officer
OMS Energy Technologies Inc.
10 Gul Circle
Singapore 629566

       Re: OMS Energy Technologies Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed November 22, 2024
           File No. 333-282986
Dear How Meng Hock:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Capitalization, page 48

1. Footnote (4) on page 48 states that the Capitalization table "Does not account for
       1,845,000 Ordinary Shares that were issued pursuant to the Convertibles Notes after
       March 31, 2024." Please explain why those shares are not included in the Capitalization table.
Dilution, page 49

2. We note disclosure on page 135 that on February 5, 2024 and February 9, 2024 you entered into convertible note agreements. You further state, "In the event of the
       Company being approved for an initial public offering by the SEC, the holders may, upon written notice to the Company elect to have the principal sum converted into the applicable shares immediately prior to or upon such initial public offering." Please
 November 26, 2024
Page 2

       explain how your February 5, 2024 and February 9, 2024 convertible notes are reflected in your pro forma dilution table and or revise accordingly. Consolidated Statements of Profit or Loss and Other Comprehensive Income, page F-5

3. Please explain why you have 15,000,0000 basic and diluted weighted-average shares outstanding for the period June 16, 2023 through March 31, 2024 while shares outstanding are 36,900,000 as of June 16, 2023 and March 31, 2024. Please revise accordingly, including your basic and diluted earnings per share. Consolidated Statements of Changes in Equity, page F-6

4. We note your disclosure on page 9 that, "On October 23, 2024, as part of the final step of the Company's reorganization process, the Company issued a total of 38,729,250
       Ordinary Shares on a pro rata basis to all of its existing shareholders." You also state on page F-56 that, "Upon the completion of share reorganization, there are 38,745,000
       Ordinary Shares issued and outstanding." Please explain why the number of shares outstanding as of March 31, 2024 is 36,900,000. Clarify if 1,844,250 Ordinary Shares
       issued to convertible bond investors were part of the reorganization.
Exhibit Index, page II-5

5. Please revise the exhibit index to mark exhibits 10.6-10.13 as redacted exhibits.
       Additionally, Exhibits 10.12, and 10.13 have been uploaded as images rather than text searchable documents. Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of Volume II of the EDGAR
       Filer Manual and Item 301 of Regulation S-T.
        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-
551-3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Yarona Yieh